January 30, 2006


Mail Stop 4561


By U.S. Mail and Facsimile to (847) 205-7401

Ms. Beverley A. Sibblies
Chief Financial Officer
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois 60070

Re:	HSBC Finance Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed February 28, 2005
	File No. 001-8198

Dear Ms. Sibblies:

      We have reviewed your response dated January 19, 2006, and have the following additional comments. We have limited our review to the issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 63

1. We note your response to comment 1 of our letter dated January
9,
2006. We do not believe that it is appropriate to use the guidance in paragraph 30 of SFAS 144 regarding when a long lived asset to be sold should be classified as held for sale to assess whether in accordance with paragraph 8 of SOP 01-6 you have the intent and ability to hold a loan or receivable for the foreseeable future or until maturity. The held for sale model for long lived assets in SFAS
144 presumes held for investment classification unless the specific held for sale criteria are met. The model for loans and receivables in SOP 01-6 presumes held for sale classification unless the holder has the intent and ability to hold that loan or receivable for the foreseeable future or until maturity. If at origination management believes it is reasonably possible that it will sell a loan or receivable in the foreseeable future, management has not formed an intention to hold that loan or receivable for the foreseeable future and therefore at origination that loan or receivable should not be classified as held for investment. A commitment to sell that specific receivable is not needed at origination for that receivable to be required by the guidance of paragraph 8 of SOP 01-6 to be classified at origination as held for sale. Please provide us with the following information so that we may better understand your assertion that at the time of origination management did have the intent and ability to hold receivables for the foreseeable future or until maturity or payoff.

* Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale of receivables as a source of liquidity and if so, to what extent.

* Please quantify the percentage of auto finance, MasterCard/Visa, private label and personal non-credit card receivables originated during fiscal years ended December 31, 2003 and 2002 that were subsequently sold.

* Please advise us as to how often you typically securitize or sell receivables.

2. On page 64 you disclose that proceeds from the December 2003 sale of $2.8 billion of real estate secured loans to HSBC Bank USA were temporarily held as securities available for sale at year-end 2003.
Please clarify to us what exactly you recorded as securities available for sale - the proceeds from the sale or the receivables themselves.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies
Receivables Sold and Serviced with Limited Recourse and
Securitization Revenue, page 117

3. We note that you maintain limited recourse on certain securitized receivables and that you reduce the gain on sale of the receivables by a provision for estimated probable losses under the recourse provision. You have disclosed that the provision is established at the time of sale to "cover all probable credit losses over-the-life of the receivables sold based on historical experience and estimates of expected future performance." Please tell us whether you believe that the recourse provision that you establish at the time of sale is recorded at fair value. Refer to paragraph 113 of SFAS 140.

4. We note that any changes to your estimates for the reserve for receivables serviced with limited recourse are made in the period they become known. In the table at the bottom of page 42, you disclose that gains on initial and replenishment securitizations are shown net of your estimate of probable credit losses under recourse provisions. In future filings, please revise to separately quantify amounts recorded to initially establish a provision at the time of securitization and any subsequent changes to the provision, if material.

*	*	*


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may Angela Connell, Senior Accountant, at (202) 551-3426 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Kevin W. Vaughn
      Accounting Branch Chief


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Ms. Beverley A. Sibblies
HSBC Finance Corporation
January 20, 2006
Page 1